Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 25, 2022

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-265863
Investment Company Act Registration No: 811-05037

Dear Ms. Hamilton and Mr. Sutcliffe:

The purpose of this letter is to replace the previous letter filed today. The Trust is responding to additional oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2022, regarding the Trust’s Registration Statement filed June 27, 2022 on Form N-14, Pre-Effective Amendment No. 1 (“Pre-Ef No. 1”) to the Registration Statement filed July 20, 2022, and Pre-Effective Amendment No. 2 (“Pre-Ef No. 2”) to the Registration Statement filed August 19, 2022. The Form N-14, Pre-Ef No. 1 and Pre-Ef No. 2 were filed under the Securities Act of 1933, as amended (the “1933 Act”) regarding the reorganization of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund, each a series of Northern Lights Fund Trust (“Target Funds”) into the Osterweis Short Duration Credit Fund and Osterweis Sustainable Credit Fund, respectively, each new series of the Trust (the “Acquiring Funds”). The Staff’s additional comments are summarized in bold font below followed by the Trust’s respective responses.

The Trust’s responses to your comments are as follows:

Accounting Comments

1.Accounting Comment: Please confirm the fee tables contained in the prospectus filed under Form N-1A will incorporate and reflect the changes made to the N-14 fee tables.

Response: The Trust confirms supplementally that the updated fee table information disclosed in the Form N-14, Pre-Ef No. 1 and Pre-Ef No. 2 filings will be reflected in the post-effective amendment filed under Rule 485(b) of the 1933 Act. The Trust anticipates the 485BPOS filing to be submitted to the SEC on or around October 6, 2022.

2.Accounting Comment: The footnote to the Fee table regarding the items excluded from the Fund’s OELA does not align with the definition in the OELA dated May 1, 2022, filed as an exhibit with Part C. Please reconcile and update the disclosure throughout the document.

Response: The Trust has revised Footnote (3) disclosure so that it aligns with the OELA dated October 10, 2022, to add the new Funds.

(3) Osterweis has agreed to waive its management fees and/or reimburse the ~~each~~ Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred sales loads, taxes, ~~leverage,~~ interest expenses, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, ~~dividends or interest expenses on short positions, and~~ extraordinary expenses such as litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees) do not exceed 0.99% of the Fund’s average daily net assets through at least October 10, 2024. The operating expense limitation agreement can be terminated only by, or with the consent of, PMP’s Board of Trustees. Osterweis may request recoupment of previously waived fees and paid expenses from the each Acquiring Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Acquiring Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

The Trust confirms supplementally that the Fund’s updated OELA disclosure has been reconciled and updated throughout the document.
* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at carl.gee@usbank.com or (414) 765-6873 or Elaine Richards at elaine.richards@usbank.com or (626) 914-7363.

Sincerely,

/s/ Carl G. Gee
Carl G. Gee
Vice President and Secretary
Professionally Managed Portfolios

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